

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

September 23, 2011

Cynthia A. Mahl
Chief Financial Officer
Western Reserve Bancorp, Inc.
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44256

> **Re:** **Western Reserve Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 31, 2011**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2011 and June 30, 2011**
> **Filed May 16, 2011 and August 15, 2011**
> **File No. 0-51264**

Dear Ms. Mahl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis, page 27

Financial Condition, page 27

1. We note that you have $1.1 million and $966 thousand in OREO as of June 30, 2011 and December 31, 2010, respectively. We further note that the two commercial properties are tied up in various leases though one is "short-term." See the following comments below:

    - Please tell us and revise future filings to disclose the length of the short-term lease and the date that both leases expire.
    - Please explain whether the leases have renewal terms and if so, your intentions to renew any leases.
    - Please tell us of your disposal plans for your property in the long-term lease.
    - Please tell us and revise future filings to include a discussion as to whether or not you actively market the property in the short-term lease, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of it.
    - Please address how you continue to evaluate the need to recognize any potential further deterioration in the market value of the two commercial properties and what triggering events would typically result in additional write-downs of any individual property. In this regard, please discuss how and when you would use revised appraisals, comparable sales data, other events impacting market bases prices of other properties in particular developments to determine potential additional write-downs in deteriorating market conditions.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant